                                                                                 Exhibit 99(b)

                           Entergy Gulf States, Inc.
          Computation of Ratios of Earnings to Fixed Charges and
     Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                        12 months
                                                                        1994      1995       1996      1997      1998   Sept 1999
Fixed charges, as defined:
  Total Interest charges                                              $204,134  $200,224   $193,890  $180,073  $178,220  $169,509
  Interest applicable to rentals                                        21,539    16,648     14,887    15,747    16,927    18,807
                                                                      -----------------------------------------------------------
Total fixed charges, as defined                                        225,673   216,872    208,777   195,820   195,147   188,316

Preferred dividends, as defined (a)                                     52,210    44,651     48,690    30,028    32,031    28,564
                                                                      -----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined            $277,883  $261,523   $257,467  $225,848  $227,178  $216,880
                                                                      ===========================================================
Earnings as defined:

Income (loss) from continuing operations before extraordinary items and
  the cumulative effect of accounting changes                         ($82,755) $122,919    ($3,887)  $59,976   $46,393   $69,945
  Add:
    Income Taxes                                                       (62,086)   63,244    102,091    22,402    31,773    44,223
    Fixed charges as above                                             225,673   216,872    208,777   195,820   195,147   188,316
                                                                      -----------------------------------------------------------

Total earnings, as defined (b)                                         $80,832  $403,035   $306,981  $278,198  $273,313  $302,484
                                                                      ===========================================================
Ratio of earnings to fixed charges, as defined                            0.36      1.86       1.47      1.42      1.40      1.61
                                                                      ===========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                          0.29      1.54       1.19      1.23      1.20      1.39
                                                                      ===========================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.

